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                            December 29, 2022

       Oliver Schacht
       Chief Executive Officer
       OpGen, Inc.
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OpGen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response dated
December 21, 2022
                                                            File No. 333-268648

       Dear Oliver Schacht:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to the prior comment is to the comment in our December 21, 2022 letter.

       Registration Statement on Form S-1 filed December 21, 2022

       General

   1. We acknowledge your response to our prior comment, including your proposed revised disclosure. Please
expand your proposed revised disclosure regarding the disparate rights to also explain other
types of material provisions covered by the purchase agreement, such as your representations
and other types of covenants. In addition, please add other
                                                        appropriate disclosures
in the prospectus explaining this potential difference in rights, including a risk
factor.
 Oliver Schacht
FirstName
OpGen, Inc.LastNameOliver Schacht
Comapany29,
December   NameOpGen,
              2022      Inc.
December
Page 2    29, 2022 Page 2
FirstName LastName
       Please contact Sean Healy at 202-551-5586 or Dorrie Yale at 202-551-8776 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Peter Jaslow, Esq.